Free Writing Prospectus (To the Prospectus dated September 21, 2005 and Prospectus Supplement dated November 1, 2006)	Filed Pursuant to Rule 433 Registration No. 333-126811 November 9, 2006

iPATH EXCHANGE TRADED NOTES (ETNs) FACT SHEET

Product Information

iPath ETN Name	Exchange Ticker	Investor Fee[1]	Maturity Date
iPathSM Dow Jones-AIG Commodity Index Total ReturnSM ETN	DJP	0.75%	06/12/2036
iPathSM GSCI® Total Return Index ETN	GSP	0.75%	06/12/2036
iPathSM Goldman Sachs Crude Oil Total Return Index ETN	OIL	0.75%	08/14/2036

1.	The investor fee is equal to 0.75% per year times the principal amount of your securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to 0.75% times the principal amount of your securities times the index factor on that day [or, if such day is not a trading day, the index factor on the immediately preceding trading day] divided by 365. The index factor on any given day will be equal to the closing value of the index on that day divided by the initial index level. The initial index level is the value of the index on the inception date.

Correlations

	DJ-AlG Commodity Index Total ReturnSM	GSCI® Total Return Index	GS Crude Oil Total Return Index	S&P 500 Index	Lehman Aggregate Index	MSCI EAFE Index
DJ-AIG Commodity Index Total ReturnSM	1.00
GSCl® Total Return Index	0.89	1.00
Goldman Sachs Crude Oil Total Return Index	0.74	0.87	1.00
S&P 500 Index	0.07	-0.01	-0.03	1.00
Lehman Aggregate Index	-0.02	0.03	-0.01	0.08	1.00
MSCI EAFE Index	0.22	0.13	0.08	0.69	-0.01	1.00

Sources: Goldman Sachs, Lehman Brothers, S&P, MSCI, Dow Jones, Bloomberg, AIG (09/91 - 09/06, unless otherwise specified) based on monthly returns.

Sector Breakdowns

Dow Jones-AIG Commodity Index Total ReturnSM	GSCI® Total Return Index	Goldman Sachs Crude Oil Total Return Index

Source: AIG as of 9/30/2006	Source: Goldman Sachs as of 9/30/2006	Source; Goldman Sachs as of 9/30/2006

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays bank PLC has filed with the SEC for more complete information about the issue and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus at you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

iPath ETNs (“the Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. The return on the Securities is linked to the performance of a market index. The index components for iPath ETNs linked to commodities indexes are concentrated in the commodities sector. Your investment may therefore carry risks similar to a concentrated investment in a limited number of industries or sectors. Investing in the Securities is not equivalent to investing directly in index components or the relevant index itself.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A., assists in the promotion of iPath Exchange Traded Notes. Barclays Global Investors, N.A., and Barclays Capital Inc., are affiliates of Barclays Bank PLC.

The market value of the Securities may be influenced by many unpredictable factors, including, with respect to the iPath ETNs linked to commodities indexes, volatile commodities prices. Risks include limited portfolio diversification, uncertain principal repayment, and illiquidity. Also, the investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased.

Brokerage commissions will apply to purchases and sales of the Securities in the secondary market. The sale, redemption or maturity of the Securities will generate tax consequences. The trading prices of the Securities will reflect changes in their intrinsic value as well as market supply and demand, among other factors. The trading prices of the Securities may also be influenced by changes in the credit rating of Barclays Bank PLC.

Barclays Bank PLC and its affiliates, including Barclays Global Investors, N.A., and its affiliates and Barclays Capital Inc. and its affiliates, do not provide tax advice. Please note that (i) any discussion of US tax matters contained in this communication (including any attachments) cannot be used by you for the purpose of avoiding tax penalties, (ii) this communication was written to support the promotion or marketing of the matters addressed herein; and (iii) you should seek advice based on your particular circumstances from an independent tax advisor.

“Dow Jones,” “AIG®,” “Dow Jones-AIG Commodity Index Total ReturnSM,” “DJAIGCISM,” and “Dow Jones – AIG Commodity IndexSM” are registered trademarks or servicemarks of Dow Jones & Company, Inc., and American International Group, Inc. (“AIG”), as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC for the Securities. The Securities based on the Dow Jones – AIG Commodity Index Total ReturnSM are not sponsored, endorsed, sold or promoted by Dow Jones, AIG Financial Products Corp (“AIG-FP”), American International Group, or any of their respective subsidiaries or affiliates and none of Dow Jones, AIG, AIG-FP, or any of their respective affiliates or subsidiaries makes any representation regarding the advisability of investing in such products.

Goldman Sachs, GSCI®, GSCI® Index, GSCI® Total Return Index, Goldman Sachs Crude Oil Total Return Index and Goldman Sachs Commodity Index are trademarks or servicemarks of Goldman, Sachs & Co. and have been licensed for use by Barclays Bank PLC in connection with the Securities. The Securities are not sponsored or endorsed by Goldman, Sachs & Co or any of its affiliates [individually and collectively, “Goldman”]. The Securities are not sold by Goldman, Sachs & Co. other than in its capacity as a dealer of the Securities. Goldman makes no representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the Goldman Sachs Commodity Index or any of its subindexes to track general commodity market performance.

©2006 Barclays Global Investors, N.A. All rights reserved. iPath ETNs and the iPath logo are servicemarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property of their respective owners. 3535-iP-1106.

• NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

FIND YOUR iPATH 1-877-76-iPATH www.iPathETN.com